Mail Stop 3010

July 1, 2009

VIA USMAIL and FAX (720) 493-6549

Mr. Paul Beldin
Senior Vice President and Chief Accounting Officer
AIMCO Properties, L.P.
4582 South Ulster Street Parkway, Suite 1100
Denver, Colorado 80237

> **Re:     AIMCO Properties, L.P.**
> **Form 10-K for the year ended 12/31/2008**
> **Filed 2/27/2009**
> **File Nos. 000-24497**

Dear Mr. Paul Beldin:

We have reviewed your response letter dated June 2, 2009 and have the following additional comments. Where indicated, we think you should revise your documents in response to these comments.  If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary.  Provide to us the information requested if indicated and please be as detailed as necessary in your explanation.

Financial Statements and Notes

Consolidated Statements of Income, page F-4

1.    We have considered your response to comment one. We continue to believe the presentation of the impairment losses as a part of operating income is appropriate. Given the large amounts of your impairment losses, we are unable to agree with your materiality analysis.  Please revise your filing accordingly to reclass the provision for impairment losses for operating real estate and real estate development assets within operating income and tell us your consideration regarding any requirements to file an Item 4.02 8-K.

Note 11 – Partners' Capital and Redeemable Preferred Units, page F-35 – F-39

2.　　In response to comment 2, we note the Partnership has the ability to direct Aimco to deliver shares of Aimco stock to settle redemption requests based on certain terms in the partnership agreement.  Please describe the specific terms and disclose the sections of the agreement that address these provisions.

3.　　We have reviewed your response to comment 3.  Please further explain the calculation used to determine whether cash or share settlement is used in redemption requests of your preferred units.  In addition, since there is no cap on the number of shares that may be required to settle redemptions of your preferred units, that you determined temporary equity classification was appropriate.  Given your conclusion that due to the lack of a cap share settlement is not within your control for preferred unit redemptions, how was this lack of cap in terms of the preferred units considered when assessing your ability to have sufficient shares available to settle common unit redemptions.  Tell us your evaluation of paragraph 11 of EITF 00-19 as it relates to your ability to settle common unit redemption requests in light of the conclusions reached on the classification of your preferred units.

\* \* \* \*

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response.  Please file a letter that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please file your letter on EDGAR.  Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Wilson K. Lee at (202) 551-3468 or me at (202) 551-3413 if you have any questions.

Sincerely,

Cicely LaMothe
Branch Chief